Exhibit 99.1

PRESS RELEASE

Borqs Technologies Announces Reverse Stock Split

Santa Clara, California, June 24, 2022 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs”, or the “Company”), a global provider of 5G wireless solutions, Internet of Things (IoT) solutions, and innovative clean energy, with global operations in the U.S., India and China, today announced that its board of directors has approved a 1-for-16 reverse split for the Company’s common stock. The reverse stock split is anticipated to take effect on June 27, 2022.

Accordingly, at the effective date, every sixteen issued and outstanding shares of the Company’s common stock will be converted into one share of the Company’s common stock. The Company’s common stock is expected to begin trading on the Nasdaq Capital Market on a post-split basis beginning on June 27, 2022, under a new CUSIP number: G1466B202.

“I would like to thank our shareholders for their support. The reverse stock split is needed to ensure that our Company’s common shares will remain to be listed on Nasdaq,” said Pat Chan, Chief Executive Officer of Borqs Technologies. “Our ESG strategy toward building products for 5G, IoT and solar are gaining a lot of tractions. Our recent announcements of winning the Kunia Village solar plus energy storage in Oahu, Hawaii and the participation in Hawaiian Electric Battery Bonus Program are the beginning of some of the more exciting developments of the Company. The recent strategic investment of $16 million from strategic investors for growing of our solar plus energy storage business is a good demonstration of our investors’ confidence in our business.”

Continental Stock Transfer & Trust Company is acting as exchange agent for the common stock reverse stock split and will send instructions to any shareholders of record who hold stock certificates regarding the exchange of certificates for common stock. Shareholders who hold their shares in brokerage accounts or “street name” are not required to take any action to effect the exchange of their shares following the reverse stock split. Continental Stock Transfer may be reached for questions at (212) 509-4000. The reverse stock split will also have a proportionate effect on its warrants outstanding as of such effective date of such reverse stock splits. Any fractional shares as a result of the reverse stock split will be adjusted upwards.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio. Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products, and is also currently in development of 5G products for phones and hotspots. The Company acquired controlling shares of the solar energy storage system entity, Holu Hou Energy LLC, in October 2021.

Forward-Looking Statements and Additional Information

This press release may include “forward-looking statements” that involve risks and uncertainties that could cause actual results to differ materially from what is expected. Words such as “forecasts”, “expects”, “believes”, “anticipates”, “intends”, “estimates”, “predicts”, “seeks”, “may”, “might”, “plan”, “possible”, “should”, “estimates” and variations and similar words and expressions are intended to identify such forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Such forward-looking statements are based on currently available information and reflect our management’s current beliefs. Many factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking statements may not truly describe the financial conditions, including the possibility that the positive financial results from business activities as described herein may not be reached or at all, and the negative impact of the COVID-19 pandemic on the Company’s supply chain, revenues and overall results of operations, so the reader is advised to refer to the Risk Factors sections of the Company’s filings with the Securities and Exchange Commission for additional information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. Except as expressly required by applicable securities law, the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borqs.net

www.borqs.com